SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Notice to Shareholders

São Paulo, June 24, 2019 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4) (“Company”), Brazil’s premier domestic airline, in compliance with Law No. 6,404, of December 15, 1976, as amended, and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários), further to the information provided in the Notice to Shareholders disclosed on April 26, 2019, hereby informs its shareholders, holders of Warrants (defined below) and the market in general that the Preemptive Rights Period (defined below) for the subscription of warrants issued by the Company, all nominative and in a single series, as approved by the Company's Board of Directors on April 26, 2019 ("Warrants"), ended on June 10, 2019.

1.           Amount of Subscribed Warrants and Remaining Warrants

Pursuant to the information provided by Itaú Corretora de Valores S.A. ("Itaú Corretora"), bookkeeping agent and custodian of the Warrants, 30,116,346 Warrants were subscribed to between May 8, 2019 and June 10, 2019 ("Preemptive Rights Period"), at the issuance price of R$13.04 ("Subscription Price"). 25,936,650 Warrants were not subscribed to ("Remaining Warrants").

Pursuant to the Notice to Shareholders disclosed on April 26, 2019, the Company’s controlling shareholder, Fundo de Investimento em Participações Volluto Multiestratégia Investimento no Exterior and MOBI Fundo de Investimento em Ações Investimento no Exterior, assigned free of charge its preemptive rights to subscribe to Warrants to GOL Equity Finance, which subscribed to 29,590,071 Warrants, the maximum number of Warrants it was permitted to subscribe to during the Preemptive Rights Period, and committed to subscribe to 4,483,992 Warrants in the Remaining Warrants Subscription Period (defined below), representing, in aggregate, the minimum amount of 34,074,063 Warrants necessary to confirm the Warrants issuance. As previously disclosed, the terms and conditions of the Warrants were set in line with the assumptions of, and in order to enable, GOL Equity Finance's exchangeable debt offering, which closed on March 26, 2019.

2.           Subscription Term for Remaining Warrants

The term of five business days for subscription to Remaining Warrants will begin on June 25, 2019 and will end on July 1, 2019 ("Remaining Warrants Subscription Period"), subject to the terms established by Itaú Corretora and the B3 S.A. - Brasil, Bolsa, Balcão ("B3").

3.           Proportion of Subscription Rights

The 25,936,650 Remaining Warrants represent a ratio of 53.6898687806 % Remaining Warrants for each Warrant subscribed to during the Preemptive Rights Period by subscribers that expressed their intention to subscribe to Remaining Warrants. Warrants subscribed to during the Remaining Warrants Subscription Period may not exceed the number of Remaining Warrants to which each shareholder or assignee is entitled.

4.           Procedure for Subscribing to and Paying-up Remaining Warrants

Remaining Warrants shall be allocated among shareholders and assignees that expressed their intention to subscribe to Remaining Warrants in their respective subscription bulletin executed during the Preemptive Rights Period, upon execution of a new subscription bulletin during the Remaining Warrants Subscription Period, at the Subscription Price and subject to the same conditions established in the Preemptive Rights Period. Remaining Warrants shall be allocated proportionally to the number of Warrants subscribed to during the Preemptive Rights Exercise Period.

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Notice to Shareholders

Subscribers that intend to exercise their right to subscribe to the Remaining Warrants must follow the procedures below and pay, on the subscription date, the Subscription Price in Brazilian Reais, provided that:

(i)           Shares Held at Itaú Corretora: Holders of shares held at Itaú Corretora who wish to subscribe to Remaining Warrants must, within the Remaining Warrants Subscription Period, go to one of the specialized agencies indicated at the bottom of this notice in order to (A) fill and sign the subscription form, according to the form to be made available by Itaú Corretora, and (B) deliver the documentation set forth below. Shareholders will be attended on business days, from 10:00 a.m. to 4:00 p.m., through the end of the Remaining Warrants Subscription Period.

(ii)          Shares Held at the Central Depository of the B3: Holders of shares held at the Central Depositary of the B3 (“Central Depository”) must exercise their respective subscription rights pursuant to the instructions of the custodian agents and in accordance with the rules set forth by the Central Depository.

5.           Settlement Date of the Remaining Warrants

Settlement of the Remaining Warrants subscribed to shall occur by July 5, 2019.

6.           Unsubscribed Remaining Warrants

Once the Remaining Warrants Subscription Period has ended, Remaining Warrants not subscribed to shall be cancelled by the Company, upon approval by the Company's Board of Directors at its meeting to be held on July 30, 2019 to ratify the amount of Warrants issued, subscribed to and paid-up.

7.           Trading of Warrants

Warrants that are subscribed to shall be admitted to trading on the B3 once the Remaining Warrants Subscription Period has ended, as of July 31, 2019.

8.           Documentation to Subscribe to Remaining Warrants

Holders of subscription rights in custody with the Central Depository who wish to exercise their subscription right should consult their custody agents with regard to required documents.

Holders of subscription rights held at Itaú Corretora who wish to exercise their subscription right directly through Itaú Corretora must present the following documents:

(i)           Individuals: Identity Card, Individual Taxpayer’s Registry (CPF), proof of address and proof of income.

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Notice to Shareholders

(ii)          Legal Entity: original and copy of by-laws and minutes of election of current officers and consolidated articles of association in effect, Brazilian Taxpayers' Registry for Legal Entities (CNPJ), corporate documentation granting powers of representation, if applicable, and originals of the Identity Card, Individual Taxpayer’s Registry (CPF) and proof of residence of its representatives.

(iii)         Investment Fund: original and copy of the regulation of the fund, corporate documentation of its manager and corporate documentation granting powers of representation, if applicable, and original of the Identity Card, Individual Taxpayer's Registry (CPF) and proof of residence of its representatives, as well as Taxpayers' Registry for Legal Entities (CNPJ) of the fund.

9.           Contact Information

Holders of subscription rights held at Itaú Corretora will be attended at specialized agencies located at the addresses indicated below or at the following telephone numbers:

Telephone:

To address any questions or obtain more information, please call: 3003-9285 (Brazilian state capitals and metropolitan areas) or 0800 7209285 (other locations). Telephone service hours are business days from 9 a.m. to 6 p.m.

Specialized Agencies:

Rio de Janeiro: Av. Almirante Barroso, 52, 2nd Floor, Centro

São Paulo: R. Boa Vista, 176, 1st Basement, Centro

Further information on the Warrants is available on the websites of the CVM (http://www.cvm.gov.br/) and the B3 (http://www.b3.com.br/pt_br/), as well as on the Company's Investor Relations website (http://ri.voegol.com.br), by telephone: +55 (11) 2128-4700 or by e-mail: ri@voegol.com.br.

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ri

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL serves more than 33 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to 77 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 15 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 15,000 highly skilled aviation professionals and operates a fleet of 120 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 18 year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

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Notice to Shareholders

This report on Form 6-K shall be deemed TO BE incorporated by reference in the registration statement on Form F-3 (File No. 333-224546), filed with the Securities and Exchange Commission on April 30, 2018, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.